UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35238

HORIZON THERAPEUTICS PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

70 St. Stephen’s Green

Dublin 2, D02 E2X4, Ireland

011 353 1 772 2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1) holder

Effective as of October 6, 2023, Pillartree Limited, a wholly owned subsidiary of Amgen Inc. (“Amgen”), acquired Horizon Therapeutics plc (“Horizon”) pursuant to a court-sanctioned scheme of arrangement under Irish law, resulting in Horizon becoming a wholly owned subsidiary of Amgen.

Pursuant to the requirements of the Securities Exchange Act of 1934, Horizon Therapeutics Public Limited Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 16, 2023	By:	/s/ Sean Clayton
	Name:	Sean Clayton
	Title:	Executive Vice President, General Counsel